NEWS RELEASE

Augusta’s Rosemont Copper Announces Larger Resource,
Improved Metallurgy and USFS Decision Date for Permitting

VANCOUVER, BC, October 23, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to provide a corporate update on development activities relating to its Rosemont Copper project (“Rosemont”) in Arizona.

Updated Mineral Resource Statement
Augusta has recently completed an updated resource calculation for Rosemont, showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent, which represents a 5 percent increase over the previous resource calculation. The associated inferred resource has increased by 14 percent on the basis of an additional 268 million pounds of copper equivalent. This updated Rosemont resource incorporates the results from 20 new core holes drilled during 2008, as well as the sampling of 10 previously un-sampled geotechnical holes from 2006. The new drilling information has also contributed to a greater understanding of the geology of the deposit that has identified a zone of partial oxidation, consisting of “mixed” secondary oxides, secondary sulfides, and primary sulfides, which have been delineated and separated out for the new mineral resource tabulation. The mixed material occurs along a structural zone in the northwest deposit area. The following tables present the estimated mineral resources:

TABLE 1: Rosemont Project Measured & Indicated Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenu m (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs CuEq. (millions)
Measured Mineral Resources
Oxides: 0.10	21.6	0.20	---	---	0.20	85	---	---	85
Mixed: 0.25	4.7	0.67	0.007	0.08	0.80	63	0.7	0.4	75
Sulfides:0.20	119	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
Indicated Mineral Resources
Oxides: 0.10	81.7	0.20	---	---	0.20	332	---	---	332
Mixed: 0.25	32.2	0.51	0.005	0.05	0.59	326	3.2	1.5	383
Sulfides:0.20	405	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
Measured + Indicated Mineral Resources
Oxides: 0.10	103.4	0.20	---	---	0.20	417	---	---	417
Mixed: 0.25	36.9	0.53	0.005	0.05	0.62	389	3.9	1.9	458
Sulfides:0.20	524	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940

TABLE 2: Rosemont Project Inferred Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenu m (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs Cu Equivalent
Inferred Mineral Resources
Oxides: 0.10	30.4	0.24	---	---	0.24	147	---	---	147
Mixed: 0.25	14.5	0.42	0.004	0.02	0.48	121	1.2	0.2	139
Sulfides:0.20	161	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880

Mineral resource reported within a revised resource pit shell.
Copper equivalence is based on prices of $1.25/lb copper, $18.00/lb molybdenum, and $8.50/oz silver, with no applied recovery factors.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

The new measured and indicated oxide mineral resource has added 29 million tons, an increase of 39 percent to the previously calculated resource, at about the same grade of 0.20% Cu. This represents an increase of 120 million pounds of copper. The inferred oxide mineral resource copper content has increased by 21 percent.

The new measured and indicated sulfide + mixed resource has added 18 million tons, an increase of 3 percent to the previously calculated resource, at about the same grade of 0.50% Cu. This represents an increase of 266 million pounds of copper equivalent. This sulfide + mixed summation includes mixed mineral resources of 37 million tons at a 0.53% Cu grade, containing a total of 458 million pounds of copper equivalent. Inferred total sulfide (sulfide + mixed) pounds of copper equivalent have increased by 14 percent.

Augusta retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as part of a feasibility study update that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101. A NI 43-101 Technical Report on the updated mineral resource estimate will be filed within the next 45 days under the Company’s profile on SEDAR at www.sedar.com, as well as at www.augustaresource.com.

Metallurgical Update
Flotation test work has continued since the publication of previous results in the August 2007 Bankable Feasibility Study (“BFS”). This program has utilized a representative composite sample approximating the first three years of mine production prepared from the drill hole samples.

The aim of the test work for the 3-year mine composite was firstly to vary the operating conditions in the flotation circuit to optimize and improve the recoveries for copper, molybdenum and silver; secondly to produce concentrate samples for marketing purposes; and finally to produce tailings samples for further filtration characterization test work for the final engineering design. The results, using a newly developed set of reagents, have been encouraging to date and have produced the following overall recovery ranges for the individual metals - molybdenum 70% - 75%, silver 78% - 80% and copper 84% - 86%. This compares with 2007 BFS recovery estimates of molybdenum 56%, silver 78% and copper 84%.

The trend that the test work represents is of financial importance. The BFS project economics indicate a 3-year payback. Thus any increase in recoveries in this period will allow for improved metal production and cash flow. Further detailed metallurgical test work continues on the balance of mine life production for completion of a BFS update expected by the end of Q4 2008 or early Q1 2009.

Permitting Progress
Significant progress has been made in advancing Rosemont’s permitting plan, including:

-	Completion of an extended scoping comment period by the US Forest Service (“USFS”);
-	Initiation of detailed mitigation planning by Rosemont;
-	Modification of the Memorandum of Understanding (“MOU”) between the USFS and Rosemont Copper Company;
-	A revised schedule from the USFS for the Rosemont Environmental Impact Statement (“EIS”) and issuance of the Record of Decision;
-	Acceptance of the Rosemont Mine Land Reclamation Plan as administratively complete by the Arizona State Mine Inspector; and
-	Completion of a groundwater monitoring well system around the proposed Rosemont project site.

The revised EIS timeline issued by the USFS sets out detailed specific steps in the process and calls for a Record of Decision on Rosemont in July 2010. This is positive news for the project as the new schedule includes Regional Office review of each step in the process, includes additional public participation in the form of working groups, and for the first time sets a date for the Record of Decision.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Silver Wheaton Agreement Update
The completion of the definitive agreement based on the terms of the binding letter of intent for the Silver Wheaton transaction had been extended by the parties to enable the corporate restructuring proposed in the transaction. The Company has recently completed this restructuring, and continues to work diligently to finalize this agreement with Silver Wheaton.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the NYSE Alternext US (formerly American Stock Exchange) and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”

Gil Clausen
President & CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com